August 17, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Rebekah Lindsey

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 000-52049

Dear Ms. Collins:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the July 21, 2015 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”).  For your convenience, the staff’s comments are repeated below in italicized print.  The Company’s responses (the “Responses” and, each, a “Response”) are provided below each comment.  The Responses are based solely on the inquiry that the Company has conducted and materials it has reviewed as of August 17, 2015 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1. We note from your disclosure on page 76 that you had indefinitely reinvested undistributed foreign earnings of approximately $32.9 million as of December 31, 2014. Tell us your consideration to disclose the amount of cash and cash equivalents and investments that are currently held outside of the United States and the potential tax impact of repatriating such funds to the United States. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment 1:

Please refer to the disclosure on page 42 of the Company’s 2014 10-K. In the Company’s 2014 10-K (p. 42), the Company made the following disclosure in accordance with Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. “At December 31, 2014, our non‑U.S. subsidiaries held approximately $10.2 million of cash and cash equivalents that are available for use by all of our operations around the world. However, if these funds were repatriated to the U.S. or used for U.S. operations, certain amounts could be subject to U.S. tax for the incremental amount in excess of the foreign tax paid. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practical to determine the unrecognized deferred tax liability related to the amount.”  All of the Company’s marketable investments are held in the United States.

August 17, 2015

Contractual Obligations, page 45

2. We note that during fiscal 2014 you issued $230 million of convertible senior notes. Please tell us your consideration for including these notes, including any interest payments, in your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

Response to Comment 2:

In response to the staff’s comment, the Company has included an updated contractual obligations table that includes the principal and related interest payments on the convertible senior notes in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed on July 31, 2015.  The Company will include a similar disclosure in future filings.

Notes to Consolidated Financial Statements

Note 16. Legal Matters, page 81

3. With regards to the Miyowa SA matter, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response to Comment 3:

In response to the staff’s comment, the Company has reviewed the Miyowa SA matter and concluded that an estimate of any potential loss could not be made at this time.  Accordingly, the Company provided the below disclosure in in the Legal Matters section and the legal footnote to the consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed on July 31, 2015: “The Company continues to pursue its claims and defend all counterclaims, which counterclaims the Company believes are without merit.  However, due to the inherent uncertainties of litigation, the Company cannot predict the outcome of the lawsuit or estimate any potential loss if the outcome is adverse to the Company.”

The Company will include a similar disclosure in future filings and will continue to evaluate whether any potential loss can be made at such time.

*  *  *  *

In connection with the Company’s responses to the Staff’s comment, the Company acknowledges that:

•it is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

August 17, 2015

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Ronald J. Prague
Executive Vice President and General Counsel